As filed with the Securities and Exchange Commission on July 3, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

TERCICA, INC.

(Name of the Issuer)

TERCICA, INC.

IPSEN, S.A.

BEAUFOUR IPSEN PHARMA, S.A.S.

TRIBECA ACQUISITION CORPORATION

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88078L 10 5

(CUSIP Number of Class of Securities)

Willy Mathot General Counsel Ipsen, S.A. 42, rue du Docteur Blanche 75016 Paris, France +33 1 4496 1010	John A. Scarlett, M.D. Chief Executive Officer Tercica, Inc. 2000 Sierra Point Parkway Suite 400 Brisbane, CA 94005 (650) 624-4900

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Mathew L. Jacobson, Esq. Freshfields Bruckhaus Deringer US LLP 520 Madison Avenue 34th Floor New York, NY 10022 (212) 277-4000	Suzanne Sawochka Hooper, Esq. Chadwick L. Mills, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$366,441,862	$14,402

*	For purposes of calculation of this fee only, the transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on 38,642,729 shares of Tercica common stock outstanding and owned by stockholders other than shares held in treasury by Tercica and other than shares owned by members of the Purchaser Group (as defined in the merger agreement described in the Proxy Statement); 6,052,352 shares of Tercica common stock underlying options to purchase shares of Tercica common stock with exercise prices below $9.00; and 250,603 shares of Tercica common stock represented by outstanding Restricted Stock Units (as defined in the merger agreement described in the Proxy Statement). The filing fee was determined based upon the sum of (a) the product of 38,642,729 shares of Tercica common stock and the merger consideration of $9.00 per share of Tercica common stock, (b) the product of options to purchase 6,052,352 shares of Tercica common stock and $2.71 (which is the difference between $9.00 and $6.29, the weighted-average exercise price per share of the options to purchase Tercica common stock with an exercise price below $9.00), and (c) the product of 250,603 shares of Tercica common stock, represented by outstanding Restricted Stock Units, and the merger consideration of $9.00 per share of Tercica common stock represented by such securities. In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by calculating a fee of $39.30 per $1,000,000 of the aggregate value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,402

Form or Registration No.: Schedule 14A

Filing Party: Tercica, Inc.

Date Filed: July 3, 2008

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Tercica, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“Tercica”), (ii) Ipsen, S.A., a société anonyme organized under the laws of France (“Ipsen”), (iii) Beaufour Ipsen Pharma, a société par actions simplifiée organized under the laws of France and a subsidiary of Ipsen (the “Purchaser”), and (iv) Tribeca Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Purchaser (“Merger Sub”).

This Schedule relates to the Agreement and Plan of Merger, dated as of June 4, 2008, by and among Tercica, the Purchaser and Merger Sub (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Tercica, and Tercica will be the surviving corporation in the merger (the “Merger”).

Concurrently with the filing of this Schedule, Tercica is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of Tercica at which the stockholders of Tercica will consider and vote upon a proposal to adopt the Merger Agreement and if necessary to adjourn the special meeting for the purpose of soliciting additional proxies to vote in favor of the adoption of the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule and/or the Proxy Statement concerning (i) Tercica was supplied by Tercica and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and Tercica takes no responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated by reference.

Item 2. Subject Company Information.

(a)	Name and address. The principal executive office of the subject company, Tercica, is 2000 Sierra Point Parkway, Suite 400, Brisbane California 94005, and its telephone number is (650) 624-4900.

(b)	Securities. The information set forth under the caption “The Special Meeting — Record Date; Stock Entitled to Vote; Quorum” of the Proxy Statement is incorporated by reference. The exact title of the subject class of equity securities is common stock, $0.001 par value per share.

(c)	Trading market and price. The information set forth under the caption “Important Information Concerning Tercica — Market Price and Dividend Data” of the Proxy Statement is incorporated by reference.

(d)	Dividends. The information set forth under the caption “Important Information Concerning Tercica — Market Price and Dividend Data” of the Proxy Statement is incorporated by reference.

(e)	Prior public offerings. The information set forth under the caption “Important Information Concerning Tercica — Prior Public Offerings” of the Proxy Statement is incorporated by reference.

(f)	Prior stock purchases. The information set forth under the caption “Important Information Concerning Tercica — Transactions in Shares” of the Proxy Statement is incorporated by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and address. The business address and business telephone number of Tercica, the subject company, is set forth in Item 2(a). The business address and business telephone number of all of directors and executive officers of Tercica is c/o Tercica, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane California 94005, telephone number (650) 624-4900. The business address of Ipsen is 42, rue du Docteur Blanche, 75016 Paris, France, and the business telephone number of Ipsen is +33 (01) 44 30 4343. The business address of the Purchaser is 24, rue Erlanger, 75016 Paris, France, and the business telephone number of the Purchaser is +33 (01) 44 96 1313. The business address of Merger Sub is 42, rue du Docteur Blanche, 75016 Paris, France, and the business telephone number of Merger Sub is +33 (01) 44 30 4343. The affiliation of Ipsen, the Purchaser and Merger Sub to Tercica is set forth under the captions “Summary Term Sheet — Ipsen, Beaufour Ipsen Pharma and Tribeca Acquisition Corporation,” “Summary Term Sheet — Going-Private Transaction” and “The Companies” of the Proxy Statement and is incorporated by reference.

(b)	Business and background of entities. The information required by this item with respect to Ipsen, the Purchaser and Merger Sub is set forth under the captions “Summary Term Sheet — Ipsen, Beaufour Ipsen Pharma and Tribeca Acquisition Corporation” and “The Companies” of the Proxy Statement and is incorporated by reference. During the last five years, none of Ipsen, the Purchaser, or Merger Sub have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and background of natural persons. The information required by this item with respect to all of directors and executive officers of Tercica is set forth under the captions “Important Information Concerning Tercica — Directors and Executive Officers of Tercica” and “Important Information Concerning Tercica — Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated by reference. The information required by this item with respect to all of directors and executive officers of Ipsen, the Purchaser and Merger Sub is set forth under the captions “Important Information Concerning Tercica — Directors and Executive Officers of Ipsen, the Purchaser and Merger Sub” and incorporated by reference.

Item 4. Terms of the Transaction.

(a)(2)	Material terms. The information set forth under the captions “Summary Term Sheet,” “Special Factors,” “The Special Meeting — Vote Required” and “The Merger Agreement” of the Proxy Statement is incorporated by reference.

(c)	Different terms. The information set forth under the captions “Summary Term Sheet,” “Special Factors,” and “The Merger Agreement — Merger Consideration” of the Proxy Statement is incorporated by reference.

(d)	Appraisal rights. The information set forth under the captions “Special Factors — Appraisal Rights” and “Annex C— Section 262 of the Delaware General Corporation Law” of the Proxy Statement is incorporated by reference.

(e)	Provisions for unaffiliated security holders. The information set forth under the caption “Special Factors — Provisions for Unaffiliated Security Holders” of the Proxy Statement is incorporated by reference.

(f)	Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the caption “Special Factors — Past Contacts, Transactions, Negotiations and Agreements” of the Proxy Statement is incorporated by reference.

(b)	Significant corporate events. The information set forth under the captions “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Certain Transactions,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Past Contacts and Negotiations,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Agreements Involving Tercica’s Securities” and “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger” of the Proxy Statement is incorporated by reference.

(c)	Negotiations or contacts. The information set forth under the captions “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Certain Transactions,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Past Contacts and Negotiations,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Agreements Involving Tercica’s Securities” and “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger” of the Proxy Statement is incorporated by reference.

(e)	Agreements involving the subject company’s securities. The information set forth under the captions “Summary Term Sheet,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Certain Transactions,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Past Contacts and Negotiations,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Agreements Involving Tercica’s Securities,” “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Background to the Merger,” “Special Factors — Financing — Source of Funds,” “Special Factors — Voting Agreements,” “Special Factors — Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of securities acquired. The information set forth under the captions “Special Factors — Certain Effects of the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated by reference.

(c)(1)-(8)	Plans. The information set forth under the captions “Summary Term Sheet,” “Special Factors” and “The Merger Agreement” of the Proxy Statement is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth under the captions “Summary Term Sheet,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors” and “Special Factors — Ipsen Parties’ Purposes and Reasons for the Merger of Merger Sub and Tercica” of the Proxy Statement is incorporated by reference.

(b)	Alternatives. The information set forth under the captions “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors” and “Special Factors — Ipsen Parties’ Purposes and Reasons for the Merger of Merger Sub and Tercica” of the Proxy Statement is incorporated by reference.

(c)	Reasons. The information set forth under the captions “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors,” “Special Factors — Ipsen Parties’ Purposes and Reasons for the Merger of Merger Sub and Tercica” and “Special Factors — Purposes and Plans for Tercica After the Merger” of the Proxy Statement is incorporated by reference.

(d)	Effects. The information set forth under the captions “Special Factors — Certain Effects of the Merger,” “Special Factors — Interests of Our Directors and Executive Officers in the Merger,” “Special Factors — Material United States Federal Income Tax Consequences of the Merger,” “Special Factors — Appraisal Rights” and “Annex C — Section 262 of the Delaware General Corporation Law” of the Proxy Statement is incorporated by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth under the captions “Summary Term Sheet,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors” and “Special Factors — Position of the Ipsen Parties as to the Substantive and Procedural Fairness of the Merger to Tercica’s Unaffiliated Stockholders” of the Proxy Statement is incorporated by reference.

(b)	Factors considered in determining fairness. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors,” “Special Factors — Opinion of the Financial Advisor To Tercica’s Special Committee,” “Special Factors — Position of the Ipsen Parties as to the Substantive and Procedural Fairness of the Merger to Tercica’s Unaffiliated Stockholders,” “Special Factors — Purposes and Plans for Tercica After the Merger,” “Special Factors — Interests of Our Directors and Executive Officers in the Merger” and “Important Information Concerning Tercica — Certain Projected Financial Information” of the Proxy Statement is incorporated by reference.

(c)	Approval of security holders. The information set forth under the caption “The Special Meeting — Vote Required” of the Proxy Statement is incorporated by reference.

(d)	Unaffiliated representative. A majority of directors who are not employees of Tercica did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of directors. The information set forth under the captions “Summary Term Sheet — Special Committee,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors” of the Proxy Statement is incorporated by reference.

(f)	Other offers. The information set forth under the caption “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Past Contacts and Negotiations,” and “Special Factors — Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger” of the Proxy Statement is incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, opinion or appraisal. The information set forth under the captions “Summary Term Sheet,” “Special Factors — Opinion of the Financial Advisor To Tercica’s Strategic Committee,” “Important Information Concerning Tercica — Certain Projected Financial Data” and “Special Factors — Past Contracts, Transactions, Negotiations and Agreements — Background of the Merger” of the Proxy Statement is incorporated by reference.

(b)	Preparer and summary of the report, opinion, or appraisal. The information set forth under the captions “Summary Term Sheet,” “Special Factors — Opinion of the Financial Advisor To Tercica’s Strategic Committee,” “Special Factors — Financing — Estimated Fees and Expenses” and “Special Factors — Past Contracts, Transactions, Negotiations and Agreements —Background of the Merger” of the Proxy Statement is incorporated by reference.

(c)	Availability of documents. The information set forth under the captions “Special Factors — Opinion of the Financial Advisor To Tercica’s Strategic Committee” and “Other Matters — Where You Can Find More Information” of the Proxy Statement is incorporated by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of funds. The information set forth under the captions “Summary Term Sheet,” “Special Factors — Financing — Source of Funds” and “The Merger Agreement — Merger Consideration” of the Proxy Statement is incorporated by reference.

(b)	Conditions. The information set forth under the captions “Summary Term Sheet” and “Special Factors — Financing — Source of Funds” of the Proxy Statement is incorporated by reference.

(c)	Expenses. The information set forth under the caption “Special Factors — Financing — Estimated Fees and Expenses” of the Proxy Statement is incorporated by reference.

(d)	Borrowed funds. The information set forth under the caption “Special Factors — Financing — Source of Funds” of the Proxy Statement is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities ownership. The information required by this item with respect to all of directors and executive officers of Tercica is set forth under the caption “Important Information Concerning Tercica — Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated by reference.

(b)	Securities transactions. The information set forth under the caption “Important Information Concerning Tercica — Transactions in Shares — Transactions in Common Stock Within 60 Days” of the Proxy Statement is incorporated by reference.

Item 12. The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction. The information set forth under the captions “Summary Term Sheet,” “Questions And Answers about the Merger — Q: How do Tercica directors and executive officers intend to vote?” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements — Background of the Merger,” “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors,” “Special Factors — Opinion of the Financial Advisor To Tercica’s Special Committee,” “Special Factors — Ipsen Parties’ Purposes and Reasons for the Merger of Merger Sub and Tercica,” “Special Factors — Position of the Ipsen Parties as to the Substantive and Procedural Fairness of the Merger to Tercica’s Unaffiliated Stockholders,” “Special Factors — Purposes and Plans for Tercica After the Merger,” “Special Factors — Voting Agreements” and “Important Information Concerning Tercica — Directors and Executive Officers of Tercica” of the Proxy Statement is incorporated by reference.

(e)	Recommendations of others. The information set forth under the caption “Special Factors — Reasons for the Merger of Tercica and Recommendation of the Special Committee and the Board of Directors” of the Proxy Statement is incorporated by reference.

Item 13. Financial Statements.

(a)	Financial information. The information set forth under the captions “Important Information Concerning Tercica — Selected Historical Financial Data,” “Important Information Concerning Tercica — Ratio of Earnings to Fixed Charges,” “Important Information Concerning Tercica — Book Value Per Share,” “Annex D — Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007” and “Annex E — Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2008” of the Proxy Statement is incorporated by reference.

(b)	Pro forma information. No pro forma information giving effect to the proposed merger is provided because the filing persons do not believe such information is material to stockholders in evaluating the proposed merger since (1) the proposed merger consideration is all cash, (2) there are no financing conditions and (3) if the proposed merger is completed, the common stock of Tercica would cease to be publicly traded.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. The information set forth under the captions “The Special Meeting — Solicitation of Proxies” and “Special Factors — Financing” of the Proxy Statement is incorporated by reference.

(b)	Employees and corporate assets. The information set forth under the caption “The Special Meeting — Solicitation of Proxies” of the Proxy Statement is incorporated by reference.

Item 15. Additional information.

(b)	Other material information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference.

Item 16. Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of Tercica (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(2)(iii)	Preliminary form of Proxy Card (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(3)	Preliminary Proxy Statement (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Tercica, dated June 4, 2008 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Tercica on June 5, 2008).

(a)(5)(ii)	Current Report on Form 8-K filed by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 5, 2008).

(a)(5)(iii)	Transcript of conference call held by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 6, 2008).

(a)(5)(iv)	Press Release issued by Ipsen, dated June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Ipsen on June 6, 2008).

(a)(5)(v)	Business plan of Tercica delivered to the Purchaser on June 4, 2008.

(b)(1)	Multicurrency Revolving Credit Facility Agreement for Ipsen, S.A. and certain of its subsidiaries arranged by Société Générale Corporation & Investment Banking with Société Générale acting as Agent dated 4 June 2008.

(c)(1)	Presentation of Lehman Brothers Inc. to the Board of Directors of Tercica, dated April 21, 2008.

(c)(2)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated April 24, 2008.

(c)(3)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated May 1, 2008.

(c)(4)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated June 3, 2008.

(c)(5)	Opinion of Lehman Brothers Inc., dated June 4, 2008 (incorporated by reference to Annex B of the Proxy Statement).

(c)(6)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated February 26, 2008.

(c)(7)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated June 4, 2008.

(d)(1)	Agreement and Plan of Merger dated as of June 4, 2008 by and among Tercica, Inc., Beaufour Ipsen Pharma, and Tribeca Acquisition Corporation (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)	Form of Voting Agreement dated as of June 4, 2008 (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to Schedule 13D filed by Ipsen, Suraypharm S.A.S., the Purchaser and Merger Sub on June 9, 2008).

(d)(3)	Form of Voting Agreement, dated as of July 18, 2006 by and between certain stockholders of Tercica, Ipsen and Suraypharm.

(d)(4)	Stock Purchase and Master Transaction Agreement, by and between Tercica and Ipsen, dated July 18, 2006 (incorporated by reference to Exhibit 10.14A to Tercica’s Current Report on Form 8-K filed July 24, 2006).

(d)(5)	Warrant issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.4 to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(6)	First Senior Convertible Promissory Note issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.5A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(7)	Second Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5B to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(8)	Third Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5C to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(9)	Affiliation Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14B to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(10)	Registration Rights Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14G to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(11)	Amendment No. 1 to Registration Rights Agreement, dated as of July 30, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14F to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(12)	Second Amended and Restated Investors’ Rights Agreement dated July 30, 2007 (incorporated by reference to Exhibit 10.10 to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(13)	Rights Agreement, dated as of October 13, 2006, between Tercica and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.6A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(14)	Amendment No. 1 to Rights Agreement, dated June 4, 2008, between Tercica and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.1 to Tercica’s Current Report on Form 8-K filed June 5, 2008).

(d)(15)	Common Stock Purchase Agreement, dated as of July 9, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14E to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(16)	Common Stock Purchase Agreement, dated as of July 6, 2007, between Genentech, Inc. and Tercica (incorporated by reference to Exhibit 10.7G to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(17)	Registration Rights Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13B to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(18)	Common Stock Purchase Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13A to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(19)	Warrant issued to Kingsbridge Capital Limited, dated October 14, 2005 (incorporated by reference to Exhibit 4.3 to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(20)	2002 Stock Plan, as amended (incorporated by reference to Exhibit 10.1A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(21)	2002 Executive Stock Plan, as amended (incorporated by reference to Exhibit 10.2A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(22)	Amended and Restated 2004 Stock Plan (incorporated by reference to Exhibit 10.3A to Tercica’s Current Report on Form 8-K filed May 21, 2008).

(d)(23)	2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(24)	Letter delivered by Ipsen to Tercica, dated June 4, 2008.

(d)(25)	Letter of consent to the merger delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.

(d)(26)	Letter of consent to the merger delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.

(d)(27)	Letter of consent to amendment of the Rights Agreement delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.

(d)(28)	Letter of consent to amendment of the Rights Agreement delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.

(d)(29)	Letter of confirmation of financing delivered by Ipsen, S.A. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.

(d)(30)	Letter of undertaking to vote their shares delivered by Ipsen, S.A. and Suraypharm S.A.S. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Proxy Statement).

(f)(2)	For a description of appraisal rights, reference is made to Exhibit (a)(3).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERCICA, INC.

By:	/s/ Stephen N. Rosenfield

Name:	Stephen N. Rosenfield
Title:	Executive Vice President of Legal Affairs and General Counsel

IPSEN, S.A.

By:	/s/ Jean-Luc Bélingard

Name:	Jean-Luc Bélingard
Title:	Authorized Signatory

BEAUFOUR IPSEN PHARMA, S.A.S.

By:	/s/ Christophe Jean

Name:	Christophe Jean
Title:	Authorized Signatory

TRIBECA ACQUISITION CORPORATION

By:	/s/ Jean-Luc Bélingard

Name:	Jean-Luc Bélingard
Title:	Director

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Stockholders from the Secretary of Tercica (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Stockholders (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(2)(iii)	Preliminary form of Proxy Card (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(3)	Preliminary Proxy Statement (incorporated by reference to Schedule 14A filed by Tercica on July 3, 2008).

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Tercica, dated June 4, 2008 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Tercica on June 5, 2008).

(a)(5)(ii)	Current Report on Form 8-K filed by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 5, 2008).

(a)(5)(iii)	Transcript of conference call held by Tercica on June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Tercica on June 6, 2008).

(a)(5)(iv)	Press Release issued by Ipsen, dated June 5, 2008 (incorporated by reference to soliciting material filed on Schedule 14A filed pursuant to Rule 14a-12 of the Exchange Act by Ipsen on June 6, 2008).

(a)(5)(v)	Business plan of Tercica delivered to the Purchaser on June 4, 2008.

(b)(1)	Multicurrency Revolving Credit Facility Agreement for Ipsen, S.A. and certain of its subsidiaries arranged by Société Générale Corporation & Investment Banking with Société Générale acting as Agent dated 4 June 2008.

(c)(1)	Presentation of Lehman Brothers Inc. to the Board of Directors of Tercica, dated April 21, 2008.

(c)(2)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated April 24, 2008.

(c)(3)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated May 1, 2008.

(c)(4)	Presentation of Lehman Brothers Inc. to the Special Committee of the Board of Directors of Tercica, dated June 3, 2008.

(c)(5)	Opinion of Lehman Brothers Inc., dated June 4, 2008 (incorporated by reference to Annex B of the Proxy Statement).

(c)(6)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated February 26, 2008.

(c)(7)	Presentation of Goldman Sachs Inc. et Cie to the Board of Directors of Ipsen, S.A., dated June 4, 2008.

(d)(1)	Agreement and Plan of Merger dated as of June 4, 2008 by and among Tercica, Inc., Beaufour Ipsen Pharma, and Tribeca Acquisition Corporation (incorporated by reference to Annex A of the Proxy Statement).

(d)(2)	Form of Voting Agreement dated as of June 4, 2008 (incorporated by reference to Exhibit 10.2 of Amendment No. 4 to Schedule 13D filed by Ipsen, Suraypharm S.A.S., the Purchaser and Merger Sub on June 9, 2008).

(d)(3)	Form of Voting Agreement, dated as of July 18, 2006 by and between certain stockholders of Tercica, Ipsen and Suraypharm.

(d)(4)	Stock Purchase and Master Transaction Agreement, by and between Tercica and Ipsen, dated July 18, 2006 (incorporated by reference to Exhibit 10.14A to Tercica’s Current Report on Form 8-K filed July 24, 2006).

(d)(5)	Warrant issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.4 to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(6)	First Senior Convertible Promissory Note issued to Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 4.5A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(7)	Second Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5B to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(8)	Third Senior Convertible Promissory Note issued to Ipsen, dated September 17, 2007 (incorporated by reference to Exhibit 4.5C to Tercica’s Current Report on Form 8-K filed September 18, 2007).

(d)(9)	Affiliation Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14B to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(10)	Registration Rights Agreement, by and between Tercica, Suraypharm and Ipsen, dated October 13, 2006 (incorporated by reference to Exhibit 10.14G to Tercica’s Annual Report on Form 10-K filed February 28, 2008).

(d)(11)	Amendment No. 1 to Registration Rights Agreement, dated as of July 30, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14F to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(12)	Second Amended and Restated Investors’ Rights Agreement dated July 30, 2007 (incorporated by reference to Exhibit 10.10 to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(13)	Rights Agreement, dated as of October 13, 2006, between Tercica and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.6A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(14)	Amendment No. 1 to Rights Agreement, dated June 4, 2008, between Tercica and Computershare Trust Company, N.A. as Rights Agent (incorporated by reference to Exhibit 4.1 to Tercica’s Current Report on Form 8-K filed June 5, 2008).

(d)(15)	Common Stock Purchase Agreement, dated as of July 9, 2007, between Tercica, Suraypharm and Ipsen (incorporated by reference to Exhibit 10.14E to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(16)	Common Stock Purchase Agreement, dated as of July 6, 2007, between Genentech, Inc. and Tercica (incorporated by reference to Exhibit 10.7G to Tercica’s Quarterly Report on Form 10-Q filed August 2, 2007).

(d)(17)	Registration Rights Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13B to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(18)	Common Stock Purchase Agreement, by and between Kingsbridge Capital Limited and Tercica, dated October 14, 2005 (incorporated by reference to Exhibit 10.13A to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(19)	Warrant issued to Kingsbridge Capital Limited, dated October 14, 2005 (incorporated by reference to Exhibit 4.3 to Tercica’s Quarterly Report on Form 10-Q filed November 4, 2005).

(d)(20)	2002 Stock Plan, as amended (incorporated by reference to Exhibit 10.1A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(21)	2002 Executive Stock Plan, as amended (incorporated by reference to Exhibit 10.2A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(22)	Amended and Restated 2004 Stock Plan (incorporated by reference to Exhibit 10.3A to Tercica’s Current Report on Form 8-K filed May 21, 2008).

(d)(23)	2004 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4A to Tercica’s Quarterly Report on Form 10-Q filed November 3, 2006).

(d)(24)	Letter delivered by Ipsen to Tercica, dated June 4, 2008.

(d)(25)	Letter of consent to the merger delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.

(d)(26)	Letter of consent to the merger delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.

(d)(27)	Letter of consent to amendment of the Rights Agreement delivered by Ipsen, S.A. to Tercica, dated June 4, 2008.

(d)(28)	Letter of consent to amendment of the Rights Agreement delivered by Suraypharm S.A.S. to Tercica, dated June 4, 2008.

(d)(29)	Letter of confirmation of financing delivered by Ipsen, S.A. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.

(d)(30)	Letter of undertaking to vote their shares delivered by Ipsen, S.A. and Suraypharm S.A.S. to Beaufour Ipsen Pharma, S.A.S., dated June 4, 2008.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex C of the Proxy Statement).

(f)(2)	For a description of appraisal rights, reference is made to Exhibit (a)(3).

(g)	Not applicable.

(h)	Not applicable.